Exhibit 99.1

Nano Labs Announced Updates to Holders of ADRs Regarding Amendment to the Deposit Agreement and Termination of ADR Facility

HANGZHOU, China, Jan. 3, 2024 /PRNewswire/ -- Nano Labs Ltd (Nasdaq: NA) (“we,” “the Company,” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, announced today that Citibank N.A., the depositary (the “Depositary”) of the Company’s American depositary receipts (the “ADRs”), distributed to all holders and beneficial owners of the Company’s ADRs a notification (the “Amendment and Termination Notice”) on December 29, 2023 regarding the amendment to the deposit agreement, dated December 19, 2023, as amended, by and among the Company, the Depositary, and all holders and beneficial owners of the ADRs (the “Deposit Agreement”), and the termination of ADR facility for the Company’s American depositary shares (the “ADSs”). The effective date of the termination of the Deposit Agreement will be February 1, 2024 (the “Effective Date”).

Below is a copy of the Amendment and Termination Notice to the ADR holders:

NOTICE OF AMENDMENT OF THE DEPOSIT AGREEMENT AND TERMINATION OF ADR FACILITY FOR

NANO LABS LTD AMERICAN DEPOSITARY SHARES

To Holders of American Depositary Shares (“ADSs”) of Nano Labs Ltd

COMPANY:	Nano Labs Ltd, an exempted company incorporated with limited liability under the laws of the Cayman Islands.
DEPOSITARY:	Citibank, N.A.
CUSTODIAN:	Citibank, N.A. - Hong Kong.
DEPOSITED SECURITIES:	Fully paid Class A ordinary shares of the Company (the “Shares”).
DEPOSIT AGREEMENT:	Deposit Agreement, dated as of July 11, 2022, by and among the Company, the Depositary, and the Holders and Beneficial Owners of ADSs issued thereunder (the “Existing Deposit Agreement”), and as amended by that certain Amendment No. 1 to the Deposit Agreement (“Amendment No. 1 to the Deposit Agreement”, and as so amended, the “Deposit Agreement”).
EXISTING ADS CUSIP NO.:	63011A102.*
EXISTING ADS SYMBOL:	NA US.*
CURRENT ADS-TO-SHARE RATIO:	Each one (1) ADS represents two (2) Shares.
BOOKS CLOSURE PERIOD:	Beginning January 19, 2024 (5:00 PM New York time) not to be reopened.
TERMINATION DATE:	February 1, 2024.

*	Trading symbols and CUSIP Nos. are provided as a convenience only and without any liability for accuracy.

Amendment

Notice is hereby given that, pursuant to Section 6.1 of the Existing Deposit Agreement, the Company and the Depositary have agreed, effective as of January 29, 2024, to amend the Deposit Agreement to include a mandatory ADS cancellation and exchange process, to be executed at the instruction, or with the consent, of the Company, in the event of the Termination of the ADR program existing pursuant to the Deposit Agreement.

The Depositary has filed (x) a form of Amendment No. 1 to the Deposit Agreement, and (y) a form of ADR that reflects the additional termination provision with the U.S. Securities and Exchange Commission (the “SEC”) under cover of Post-Effective Amendment No. 1 to Registration Statement on Form F-6. A copy of the filing is available from the SEC’s website at www.sec.gov under Registration Number 333-265862.

If you have any questions about the above amendment, please call Citibank ADR Shareholder Services at 1-877-248-4237. Copies of the Deposit Agreement, including Amendment No. 1 to the Deposit Agreement, are available at the principal offices of the Depositary at 388 Greenwich Street, New York, NY 10013 and can be retrieved from the SEC’s website at www.sec.gov under Registration Number 333-265862.

Termination

CITIBANK, N.A. HEREBY GIVES NOTICE OF THE TERMINATION OF THE AMERICAN DEPOSITARY RECEIPTS FACILITY FOR THE ADSs EFFECTIVE AS OF THE TERMINATION DATE.

Pursuant to Section 6.2 of the Deposit Agreement, the Company has directed the Depositary to terminate the Deposit Agreement and to implement a mandatory exchange of Shares for, and mandatory cancellation of, the ADSs. As a result of the termination of the Company’s American Depositary Receipts facility in accordance with the Deposit Agreement, upon the Termination Date, holders of ADSs will have their ADSs automatically cancelled and would be entitled to receive the corresponding underlying Deposited Securities (the “Mandatory Exchange”) at a rate of two (2) Shares for each ADS cancelled.

After effectuating the Mandatory Exchange, the Depositary shall be discharged from all obligations under the Deposit Agreement with respect to the ADRs, the Deposited Securities and the ADSs under the Deposit Agreement.

If you have any questions about the above termination and Mandatory Exchange, please call Citibank ADR Shareholder Services at 1-877-248-4237.

Possible Share Consolidation

The Company has further advised the Depositary that it anticipates, immediately following the Mandatory Exchange, a consolidation of the Company’s Shares at a rate of one (1) new Share for every two (2) existing Shares (the “Share Consolidation”). The Share Consolidation is contingent on shareholder approval at the Company’s Extraordinary General Meeting to be held on January 25, 2024. If the Share Consolidation is approved, on the Termination Date, former ADS holders should expect to receive one (1) new Share for every one (1) ADS previously held. If the Share Consolidation is not approved, on the Termination Date, former ADS holders should expect to receive two (2) Shares for every one (1) ADS previously held.

For further information about the Share Consolidation (including the exact timing of the Share Consolidation), please contact the Company or its New York registrar and transfer agent, VStock Transfer, LLC, at 212-828-8436 or info@vstocktransfer.com.

Date: December 29, 2023	Citibank, N.A. as Depositary

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market with a maximum bandwidth of approximately 2.27 Tbps, as well as one of the first movers of the ASIC-based Grin mining market *. For more information, please visit the Company’s website at: https://ir.nano.cn/.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: +1-646-932-7242

Email: investors@ascent-ir.com

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